CLASS VI SECURITIES, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68068

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Class VI Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 University Blvd, Suite 400
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Younger	(303) 243-5601	chris@classvipartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

C O N T E N T S

OATH OR AFFIRMATION

I, <u>Chris Younger</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Class VI Securities, LLC</u>, as of <u>December 31</u>, 2 <u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



APRIL LYNN WILKINSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144045057
MY COMMISSION EXPIRES   AUGUST 31, 2025

Signature: _____

Title: _____
Managing Member

(signature) Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: <u>PPP Loan Forgiveness Letter</u>

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Class VI Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Class VI Securities, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Class VI Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Class VI Securities, LLC's management. Our responsibility is to express an opinion on Class VI Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Class VI Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Class VI Securities, LLC's financial statements. The supplemental information is the responsibility of Class VI Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Class VI Securities, LLC's auditor since 2021.

Maitland, Florida

January 29, 2022


CLASS VI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS


ASSETS

Cash and Cash Equivalents		$ 3,072,663
Property and Equipment - At Cost		
Office Furniture and Equipment	$ 11,293	
Leasehold Improvements	168,715	
	180,008	
Less: Accumulated Depreciation	125,927	
Property and Equipment - Net		54,081
TOTAL ASSETS		$ 3,126,744


LIABILITIES AND MEMBERS' EQUITY


LIABILITIES

Intercompany Payable		$ 43,225
TOTAL LIABILITIES		43,225
MEMBERS' EQUITY		3,083,519
TOTAL LIABILITIES AND		
MEMBERS' EQUITY		$ 3,126,744


The accompanying notes are an integral part of the financial statements.

2


CLASS VI SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES		
Commissions		$ 7,897,987
Total Revenues		7,897,987
OPERATING EXPENSES		
Retirement Plan	$ 187,293	
Marketing and Business Development	362,354	
Contracted Services	106,556	
Contributions	68,032	
Depreciation	18,592	
Dues and Subscriptions	128,308	
Employee Appreciation	65,158	
Insurance	47,186	
Office Supplies	54,552	
Owner Compensation	77,067	
Professional Fees	62,828	
Property Tax	661	
Regulatory Fees	25,879	
Lease	148,059	
Salaries, Bonuses, and Related Taxes	2,005,093	
Travel	46,262	
Total Operating Expenses		3,403,880
INCOME FROM OPERATIONS		4,494,107
OTHER INCOME		
Other Income [PPP Loan Forgiveness]	354,576	
Total Other Income		354,576
NET INCOME		$ 4,848,683

The accompanying notes are an integral part of the financial statements.

CLASS VI SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBERS' EQUITY - JANUARY 1, 2021	$ 4,282,836
Member Distributions	(6,048,000)
Net Income	4,848,683
MEMBERS' EQUITY - DECEMBER 31, 2021	$ 3,083,519

The accompanying notes are an integral part of the financial statements.

CLASS VI SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	4,848,683
Non-Cash Items Included in Net Income		
Depreciation		18,592
(Increase) Decrease in Assets:		
Accounts Receivable		33,331
Prepaid Expenses		169,086
Deposits		30,156
Increase (Decrease) in Liabilities:		
Accounts Payable		(27,552)
Intercompany Payable		43,225
Lease Liability, net		(12,676)
Accrued Payroll		(48,021)
Net Cash Provided By		
Operating Activities		5,054,823
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in Notes Payable		(341,900)
Member Distributions		(6,048,000)
Net Cash Used in Financing Activities		(6,389,900)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(1,335,077)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,407,739
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	3,072,663
SUPPLEMENTAL INFORMATION:		
Cash paid for Interest	$	-
Cash paid for Income Taxes	$	-

The accompanying notes are an integral part of the financial statements.

CLASS VI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company and began operations in January 2010. In 2020, the name of the Company was changed from Capital Value Advisors, LLC to Class VI Securities, LLC. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is not claiming an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k), but is exempt in reliance of footnote 74 of the 2013 SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ updated by the SEC staff July 1, 2020 (the "identified exemption"). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception. Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management's belief that accounts receivable are fully collectible and long-lived assets are recoverable. Actual results could differ from those estimates.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company receives success fee (commission) income for providing marketing advisory services. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Our principal source of revenue is derived from commission fees, more fully described below.

Commission Fee. Commission fees are due in accordance with the terms of the executed agreement. Commission revenues are recognized when services for the transactions are complete, except when future contingencies exist, in accordance with terms set forth in individual agreements. Commission revenues are dependent on the successful completion of a transaction. Performance obligations are satisfied and revenue is recorded as these events are completed.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2021, cash equivalents consisted of amounts held in money market funds.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2021.

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash, cash equivalents, and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. At December 31, 2021, there are no Accounts Receivable. For the year ended December 31, 2021, approximately 51% of Revenue was generated from three customers.

Property and Equipment. Property and equipment are recorded at cost. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the asset.

Advertising Expenses. Advertising costs are expensed in the period incurred.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from five to ten years.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a

liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal and State of Colorado jurisdictions.

New Accounting Pronouncements. **Leases** – The company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use (ROU) assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. At January 1, 2019, the Company did not have any borrowed funds and determined a discounted rate of 5% was appropriate.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedient, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through January 29, 2022 which is the date the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2021, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 3,343
Leasehold Improvements	50,738
Property and Equipment - Net	$ 54,081

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $3,029,438, which was $2,981,213 in excess of its required $5,000. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Expense Sharing.

In January 2021 the Company entered into an expense sharing agreement with Class VI Partners, LLC. Each quarter expenses, including salaries and bonuses, rent, marketing and business development, travel and other office overhead items are allocated based upon the % of total revenue recorded for that quarter by each respective company. Any direct costs incurred or recognized by the Company are paid directly by the Company or allocated 100% to the Company and are not included in the expense sharing allocation. During the year ended December 31, 2021, expenses allocated totaled $3,240,720 of which $43,225 is due to Class VI Partners, LLC.

5 PPP Loan.

On April 19, 2020, the Company received loan proceeds in the amount of $341,900 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral for the first six months. The Company used the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness, in whole or in part.

5 PPP Loan. (Cont'd).

In February 2021 the Company applied for forgiveness of the PPP loan discussed in Note 5 based on using 100% eligible payroll expenses. On March 10, 2021, the obligation to repay the principal was forgiven, and this amount was recognized as a part of other income during the first quarter of 2021. This forgiveness of indebtedness, in accordance with the CARES Act, will not give rise to federal taxable income.

6 Retirement Plan.

The Company has a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan. The Company's allocated contribution to the plan for the year ended December 31, 2021 was $180,641, which was paid prior to December 31, 2021. The Company also incurred $6,717 in plan related expenses for the year ended December 31, 2021.

SUPPLEMENTARY INFORMATION

CLASS VI SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL			
Total Members' Equity			$ 3,083,519
Deductions and/or Charges			
Non-Allowable Assets:			
Property and Equipment		(54,081)	
Total Non-Allowable Assets			(54,081)
NET CAPITAL			$ 3,029,438
AGGREGATE INDEBTEDNESS			
Items included in Statement of Financial Condition			
Accounts Payable and Accrued Expenses	$ 43,225		
AGGREGATE INDEBTEDNESS			$ 43,225
MINIMUM NET CAPITAL REQUIRED			$ 5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT			$ 2,981,213
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			1.43%

Reconciliation of Net Capital and Aggreage Indebtedness Under
SEC Rule 15c3-1 to FOCUS Report as amended:

There were no material differences in Net Capital and
Aggregate Indebtedness under SEC Rule 15c3-1 as
required in the FOCUS Report, as amended, and the
audited financial statements as of and for the year ended
December 31, 2021

The accompanying notes are an integral part of the financial statements.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Class VI Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Class VI Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, mergers and acquisitions, advisory services and investment banking activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Class VI Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Class VI Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

January 29, 2022



Class VI Securities, LLC's
Exemption Report

Class VI Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, mergers and acquisitions advisory services and investment banking activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ClassVI Securities, LLC

I, Chris Younger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Director

January 29, 2022



SMALL BUSINESS ADMINISTRATION
WASHINGTON, DC 20416

<u>NOTICE OF PAYCHECK PROTECTION PROGRAM</u>
<u>FORGIVENESS PAYMENT</u>

Borrower: CVA Securities, LLC
Lender of Record: Great Western Bank
SBA Loan No.: 9051217010
Loan Approval Date: 04/09/2020
Loan Disbursement Amount: $ 341,900.00

Amount of Forgiveness Requested by Lender: $ 341,900.00
Forgiveness Amount Remitted: $ 341,900.00 in principal and $ 3,034.95 in interest
Forgiveness Payment Date: 03/09/2021

As authorized by Section 1106 of the CARES Act, SBA has remitted to the Lender of Record the payment listed above for forgiveness of the Borrower's Paycheck Protection Program (PPP) loan.

If any balance remains on the PPP loan after application of the forgiveness payment, the Lender must notify the Borrower of the date on which the first payment is due, and the loan must be repaid by the Borrower on or before the maturity date.

For loans of $150,000 and less [except for those borrowers that together with their affiliates received loans of $2 million or greater], the borrower must retain records relevant to the loan forgiveness application that prove compliance with the requirements of Section 7(a)(36) and Section 7A of the Small Business Act—with respect to employment records, for the 4-year period following submission of the loan forgiveness application, and with respect to other records, for the 3-year period following submission of the loan forgiveness application.

For loans greater than $150,000, the Borrower must retain all records relating to the Borrower's PPP loan for six years from the date the loan is forgiven or repaid in full.

THIS DOCUMENT IS A NOTICE OF PAYMENT ONLY. ISSUANCE OF THIS NOTICE OF PAYMENT DOES NOT PROVIDE THE BORROWER WITH A RIGHT TO APPEAL TO THE SBA OFFICE OF HEARINGS AND APPEALS.